Exhibit 99.1

LEE KEELING AND ASSOCIATES, INC.
PETROLEUM CONSULTANTS
First Place Tower
15 East Fifth Street Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 Fax: (918) 587-2881
www.lkaengineers.com

November 6, 2014

Harbinger Group Inc.
450 Park Avenue, 30th Floor
New York, New York 10022

Attention:        Mr. Ehsan Zargar
Senior Vice President,
Deputy General Counsel
and Corporate Secretary

Re:    Estimated Proved Reserves and
Future Net Cash Flow
Constant Pricing
Interests Owned by
Harbinger Group Inc.

Gentlemen:

In accordance with your request, we have prepared an estimate of the proved reserves and future net cash flow attributable to the interests owned by Harbinger Group Inc. (Harbinger) in Compass Production Partners, LP (“Compass”) located in the states of Louisiana and Texas. This report was prepared according to the Securities and Exchange Commission (SEC) guidelines as published in the Federal Register January 14, 2009. The effective date of our estimate is September 30, 2014 and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES				FUTURE NET CASH FLOW
RESERVE CLASSIFICATION	Oil (MBBL)	Gas (MMCF)	NGL (MBBL)	Net Equiv. (MMCFE) (1)	Total (M$)	Present Worth Disc. @10% (M$)

Proved Developed
Producing	2,974.510	255,712.890	4,678.330	301,629.900	753,270.310	383,861.560
Non-Producing	56.830	27,571.310	118.420	28,622.830	72,772.450	20,492.460
Behind-pipe	332.080	21,726.780	362.100	25,891.860	52,248.210	26,545.190
Sub-Total	3,363.420	305,010.980	5,158.850	356,144.590	878,290.970	430,899.210
Proved Undeveloped	336.940	4,862.790	1,086.380	13,402.700	27,767.260	3,858.790
Total Proved Reserves (2)	3,700.360	309,873.770	6,245.230	369,547.290	906,058.230	434,758.000

NOTES: (1) MMCFE-one million cubic feet equivalent, calculated by converting one barrel of oil to six MCF of natural gas. (2) Totals may differ from schedules due to roundoff.

ESTIMATION OF RESERVES

The majority of the subject properties have been producing for a considerable length of time. The estimation of reserves for these wells has been based on the extrapolation of the existing historic production decline curves and/or pressure decline trends to economic limits or abandonment pressures.

Reserves anticipated from recently completed or new wells have been based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures, and other pertinent factors were considered in the estimations of these reserves.

Reserves assigned to behind-pipe zones have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

For this analysis, reserves attributed to all properties combined herein are classified as conventional.

FUTURE NET CASH FLOW

Oil Income and Prices

Income from the sale of oil was estimated based on the unweighted average price for West Texas Intermediate Cushing Oil, as published in Platts, for the first day of each month for October 2013 through September 2014, as provided by the staff of Compass. That computed reference price of $99.08 per barrel was held constant throughout the life of each lease. The reference price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences. The weighted average price for oil over the life of the properties was $96.19 per barrel.

Gas Income and Prices

Income from the sale of gas was estimated based on the unweighted average price for natural gas sold at Henry Hub, as published in Platts Gas Daily, for the first day of each month for October 2013 through September 2014, as provided by staff of Compass. That computed reference price of $4.24 per MCF was held constant throughout the life of each lease. The reference price was adjusted for BTU content, basis differentials, marketing, and transportation costs. The weighted average price for natural gas over the life of the properties was $4.11 per MCF.

NGL Income and Prices

Income from the sale of natural gas liquids (NGL) was estimated using actual prices received. In the North Louisiana area the price was $52.29 per barrel. The price in the Permian area was $41.08 per barrel. The resulting weighted average price was $43.58 per barrel.

Operating Expenses

Operating expenses were based upon actual operating costs charged by Compass or the respective operators, as supplied by the staff of Compass. All expenses were held constant throughout the life of each lease.

Future Expenses

Provisions have been made for future expenses required for recompletion and drilling. These costs are forecast based upon current estimates, regardless of the time they will be incurred.

GENERAL

Information upon which this estimate has been based was furnished by the staff of Compass or was obtained by us from outside sources we consider to be reliable. This information is assumed correct. No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Compass.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time. Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

It is our opinion that based upon our knowledge of current facts and conditions, the reserves presented in this report are a reasonable measure of Compass’ reserves as considered by us.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations can be made available for inspection in our office.

This report is to be used only in its entirety.

We appreciate this opportunity to be of service to you.

Very truly yours,

/s/ Lee Keeling and Associates, Inc.
Lee Keeling and Associates, Inc.

LKA7483